
Airspray



As a consequence of these factors, profit before taxes declined by 32 % to € 6.5 million (2003: € 9.5 million) resulting into a net profit of € 4.2 million (2003: € 6.2 million).

In 2004, Airspray continued to make investments of some € 3.5 million for the production of new dispensers as well as to expand its existing production capacity. In addition, measures are being considered to mould and assemble a higher share of its products in the USA so as to cope with a significantly growing share of products in terms of local production and so to provide for a kind of natural hedge against major currency fluctuations.

With equity of € 27.5 million and a solvability of 78%, Airspray's balance sheet remains strong, with a return on capital employed of 24%.

Review of 2004

Airspray continued to show strong volume growth primarily in North America with Europe staying relatively flat. North America remained Airspray's most important market with 61% of sales (in euros). The number of active customers increased to 560 during 2004 up from 525 in 2003. In 2004 the Mini Foamer and Table top (standard and water resistant) were the fastest growing products. Airspray's top five customers constitute 26% of sales (up from 21% last year).

In line with its growth strategy, Airspray is committed to introduce at least one new product per year. In the last quarter of 2004 the first shipment of both the new Dual Foamer and the new Symplicity lotion pump took place. During 2004, Airspray saw the retail launches of P&G like Pantene and Noxzema. Other major launches in the course of 2004 were J&J's Clean & Clear makeup removing cleanser, Dial's Tone Handsoap, GSK's Lactacyd (feminine hygiene) and Colgate's Softsoap.

During the third quarter a substantial inflow of new orders from new and existing customers were obtained most of which became visible in early 2005 with numerous retail


Airspray®

introductions like P&G Pampers Kandoo, Dial Foaming hand soap and J&J Buddies foaming Shampoo and Hand wash.

Turnover per segment

In product segments, **skin care** remained the largest growing category accounting for 36% of Airspray's total sales. The growth in this segment was primarily caused by increased sales of feminine hygiene products and facial cleansers. The **Hand soap** category was 30% of turnover, strongly driven by positive developments in the US hand soap market and growth in wall dispensers. **Haircare** accounted for 20% of the segment mix and **Suncare** was steady at 9%. All other including food was 5%.

Dividend and share purchase

Because of the company's strong balance sheet, Airspray will propose to increase the payout ratio in order to maintain the same dividend payout in euros as last year. It will be proposed to pay € 0.63 in dividend, equal to previous year representing a payout ratio of 79%.

In view of the low cash position and the proposed dividend pay out for 2004, management will reconsider the possible share purchase, for which the AGM gave its approval.

Other information

While the previously reported legal case of SBS/DEB vs. Gojo in the United States continues and while Airspray has filed a formal opposition to the patent application of DEB in Europe, DEB has filed papers to start a lawsuit against Airspray in The Netherlands. Airspray continues to believe it does not infringe DEB's patent. The above is related and limited to pumps used in wall dispensers.

2005 Expectations

Airspray is confident to sustain its growth path at a double-digit percentage for the coming years and is positive regarding its growth potential for 2005 and beyond. In 2005, Airspray expects to further commercialise the Dual Foamer and the Symplicity Lotion pump. Airspray plans to invest approximately € 3 million for further expansion of production capacity.


Airspray®

The company will remain focused on autonomous growth and the development and introduction of new and improved products.

For the current year, adequate measures have been taken to contain the possible effect of a further decline of the US-$ against the € beyond a level of US-$ 1.34/ €. With an expected volume growth of at least 15% - net profit is also expected to grow at least 15%.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 121 people. Airspray is a 'technology-driven' enterprise. During its 20+ year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has four dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext

Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").


Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT at December 31
In EUR x 1,000

		2004		2003	growth%
Net sales		**34,467**		**36,027**	**-4%**
Cost of sales		- 21,760		- 20,058	8%
Gross sales result		**12,707**		**15,969**	**-20%**
Selling costs	- 637		- 689		
General operating costs	- 5,312		- 5,636		
		- 5,949		- 6,325	-4%
Operating result		6,758		9,644	-30%
Financial income/charges		- 301		- 154	
Profit before tax		**6,457**		**9,490**	**-32%**
Taxes		- 2,238		- 3,281	-32%
Net profit		**4,219**		**6,209**	**-32%**

RATIOS

In EUR.	2004	2003	growth%
Earnings per share (ave.)	0.80	1.18	-32%
Cash flow per share (ave.)	1.07	1.61	-34%
Equity per share (ult.)	4.57	4.58	-
Dividend per share	0.63	0.63	-
In %			
Return on capital employed	24%	37%	
Gross margin	37%	44%	


Airspray®

Operating margin	20%	27%
Number of shares (average)	5,287,842	5,281,098
Number of shares (ultimo)	5,287,842	5,287,842

CONSOLIDATED BALANCE SHEET
In EUR x 1,000

ASSETS		**31-12-2004**		**31-12-2003**
FIXED ASSETS				
Intangible fixed assets	2,192		1,610	
Buildings	3,740		3,896	
Operating assets and other tangible fixed assets	13,529		11,556	
Financial fixed assets *)	1,823		2,571	
		21,284		19,633
CURRENT ASSETS				
Stocks *)		4,052		3,210
Receivables				
Debtors	7,353		6,340	
Other receivables *)	1,188		1,022	
		8,541		7,362
Cash		1,449		3,517
Total assets		**35,326**		**33,722**

LIABILITIES	**31-12-2004**	**31-12-2003**
Group equity	27,514	27,553
Long-term debts	2,308	2,366


Airspray®

Short-term debts				
Trade creditors *)	3,488		2,185	
Other debts	2,016		1,618	
		5,504		3,803
Total liabilities		**35,326**		**33,722**

*) 2003 restated for equal comparison

CONSOLIDATED CASH FLOW STATEMENT
In EUR x 1,000

Cash flow from operational activities

	2004	**2003**
Operating results	6,758	9,644
Interest paid	(36)	(155)
Tax paid	(2,674)	(2,898)
Net result	4,048	6,591
Depreciation	1,620	1,888
Results sales other assets	-	12
Cash flow generated	5,668	8,491
Increase of working capital	-151	-462
Cash flow from investment activities		
Investment in intangible assets	-713	-659
Investment in fixed assets	-3,472	-2,909
Disinvestment	3	5
Investment in financial assets	748	-255
Cash flow from investment activities	-3,434	-3,818
Cash flow from financing activities		
Proceeds from issuance of shares	-	90
Dividend paid	-3,331	-2,640


Airspray®

Change in long term debts	-58	-78
Cash flow from financing activities	-3,389	-2,628
Net cash flow	-1,306	1,583
Exchange rate and conversion difference	-762	-913
Change in financial resources	**-2,068**	**670**